Exhibit 99.1

The Chief Executive Officer of Ecopetrol S.A. hereby calls on Shareholders to attend the Annual General Shareholders’ Meeting to be held on Friday, March 31, 2017, starting at 9 a.m., at the International Center of Business and Exhibitions (Centro Internacional de Negocios y Exposiciones, Corferias), Bogotá, Colombia.

The agenda for the meeting will be:

1.	Safety guidelines
2.	Quorum Verification
3.	Opening by the Chief Executive Officer
4.	Approval of the Agenda
5.	Appointment of the Meeting’s President
6.	Appointment of the Commission in charge of scrutinizing elections and polling
7.	Appointment of the Commission in charge of reviewing and approving the minutes of the meeting
8.	Presentation of the report concerning the Board of Directors’ activities, the Board’s evaluation of the Chief Executive Officer’s performance, as well as the company’s compliance with the corporate governance code
9.	Presentation of 2016 performance report by the Board of Directors and by the Chief Executive Officer
10.	Review and consideration of financial statements and consolidated financial statements as of December 31, 2016
11.	Review of the External Auditor’s Report
12.	Approval of reports presented by the Management, and the External Auditor and approval of Financial Statements
13.	Approval of proposal for dividend distribution
14.	Election of the External Auditor and assignment of remuneration
15.	Election of the Board of Directors
16.	Propositions and miscellaneous

As from March 8, 2017, shareholders will exercise the right to inspect the books and documents that the Colombian Commercial Code refers to. This information may be consulted at the Company’s main offices (Cra. 7 No. 37-69 Bogota, Colombia), in a time schedule from 7:30 a.m. to 4:00 p.m. 2015 performance report may be consulted on Ecopetrol web site.

The résumés of candidates for the Board of Directors and for the External Auditor are available to the shareholders on Ecopetrol Web site.

Shareholders that may not attend the Shareholders´ Meeting may be represented through a proxy, granted in writing, which gathers the requisites established in Colombian Commercial Law. Shareholders may download from the web site the proxy models that may be used.

Except for in cases of legal representation, officers and employees of Ecopetrol S.A. shall not be entitled to represent shares, other than their own, while in exercise of their posts, nor shall they be allowed to substitute the powers of attorney conferred upon them.

In all cases, shareholders´ representation shall be subject to the rules set forth under Colombian Corporate Law and Securities Regulations concerning illegal, unauthorized and unsafe practices by the issuers of securities.

JUAN CARLOS ECHEVERRY GARZÓN

Chief Executive Officer

The meeting will be broadcasted live on Ecopetrol´s web site.